MAINSTAY VP SERIES FUND, INC.
51 Madison Avenue
New York, NY 10010

September 1, 2009

VIA EDGAR
Mr. Patrick Scott
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	MainStay VP Series Fund, Inc. Form N-14
File No. 333-160658

Dear Mr. Scott:

This letter responds to additional comments you and your colleague, Zondra Bailes, provided to us telephonically on Friday, August 28, 2009, and yesterday, August 31, 2009, with respect to the Form N-14 of the MainStay VP Series Fund, Inc. (the “Fund”), regarding the reorganizations involving MainStay VP Mid Cap Value Portfolio with and into MainStay VP ICAP Select Equity Portfolio; and MainStay VP Mid Cap Growth Portfolio with and into MainStay VP Mid Cap Core Portfolio. As we discussed, we will be filing Pre-Effective Amendment No. 2 with our response, and are interested in speaking with you about them at your earliest convenience.

Comment 1: For the Mid Cap Value Reorganization, you asked us to revise the fee table and related footnotes in the section entitled “Comparison of Fees and Expenses” on page 9 of the document to reflect: (i) that the pro forma management fee is based on the fee rate that was in effect at the end of the period ended December 31, 2008, absent any fee waivers and not based on a blended rate; (ii) that no fee waiver is currently in effect; and (iii) the correction of a typo in the Net Annual Portfolio Operating Expenses for the Mid Cap Value Portfolio.

Response: We have revised the fee table and related footnote in accordance with your request.

Comment 2: In the same section, you asked us to confirm that the fee waiver for ICAP Select Equity Portfolio, which was removed via prospectus supplement on May 13, 2009, did not adversely impact shareholders from May 1, 2009 through May 13, 2009.

Response: We confirm that shareholders received the benefit of the waiver for the period from May 1, 2009 through May 13, 2009 when the waiver was removed via the filing of the prospectus supplement.

Comment 3: In the section entitled, “Comparison of Investment Objectives, Strategies, Risk Factors and Management” on page 6 of the Form N-14, you asked us to revise the bullet to note that portfolios with higher turnover rates (over 100%) often have higher transaction costs, which are paid by the respective Portfolios and may negatively affect performance.

Response: We have revised the bullet in this section as per your request.

Comment 4: You asked whether the disclosure that there is the potential for decreased expenses from economies of scale, which appears in various places in the document, is viable for reorganizations discussed in the Form N-14, and accordingly, have asked us to modify or remove the disclosure relating to economies of scale as appropriate.

Response: We have revised the Form N-14 to remove the language consistent with your request.

Comment 5: With respect to the quorum voting requirements and mirror voting, you have asked us to provide additional disclosure toward the front of the document that prominently discloses any potential conflicts of interest relating to: (i) voting by New York Life Investments or its affiliates of shares of the MainStay VP Asset Allocation Portfolios; and (ii) any benefits to New York Life Insurance Company or its affiliates that may result from the approval of the Proposals. In addition, you have asked us to prominently disclose the fact that no minimum number of instructions by Policy Holders is required to establish a quorum at the Special Meeting or to cause the approval of a Proposal; that New York Life Insurance Company is an affiliate of the adviser; and that it is possible for employees of New York Life Insurance and Annuity Corporation (“NYLIAC”) to conduct proxy solicitations.

Response: We have added disclosure toward the front of the Form N-14 that addresses each of the above points as per your request, except for the possibility that NYLIAC employees may conduct proxy solicitations. We have clarified the language on page 52 of the N-14 to specifically name NYLIAC as one of the affiliates whose employees may solicit proxies. The Registrant does not expect that NYLIAC employees will solicit proxies in connection with these Proposals.

*****

In addition to the above, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Form N-14;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Form N-14 reviewed by the staff do not foreclose the SEC from taking any action with respect to the Filing; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

If you have any questions or comments in connection with the foregoing, please contact me at (202) 261-3317 or Barry E. Simmons at (973) 394-4436.

Sincerely,

/s/ Erin G. Wagner
Associate Dechert LLP, counsel to the Fund

cc:	Marguerite E.H. Morrison
Barry E. Simmons
New York Life Investment Management LLC

Sander Bieber
Erin Wagner
Corey Rose
Dechert LLP